Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2002		2001(1)		2000(1)		1999(1)		1998(1)
Earnings:
Income before equity in earnings (loss) of equity investments and extraordinary item	$92,427		$89,659		$110,086		$116,638		$136,756
Fixed charges before preferred distributions	89,417		91,305		104,337		91,420		66,612
Distributions from equity investments	27,195		26,651		30,294		18,606		10,320
Capitalized interest	(3,057)		(787)		(1,680)		(1,488)		(447)
Adjusted Earnings	$205,982		$206,828		$243,037		$225,176		$213,241

Fixed Charges:
Interest expense (including amortization of note discounts and deferred financing fees)	$86,360		$90,518		$102,657		$89,932		$66,165
Capitalized interest	3,057		787		1,680		1,488		447
Preferred distributions	27,625		16,842		—		—		—
Total Fixed Charges	$117,042		$108,147		$104,337		$91,420		$66,612

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.8	x	1.9	x	2.3	x	2.5	x	3.2	x

(1)          Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.